UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 30, 2013

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

Ref: Material Fact–  Subsidiary´s sale completed.

Ref. BCBA: C.R. Note 192.224 dated 10.07.2013.

.

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“the Company”) in compliance with applicable laws and regulations, in order to inform you today completion of the transaction, the offer of and acceptance to which was timely informed, consisting in (i) sale of EDENOR´s indirect shareholding in Empresa Distribuidora Eléctrica Regional S.A. (EMDERSA), which is Empresa Distribuidora de Electricidad de La Rioja (EDELAR)`s parent company, and (ii) assignment for a valuable consideration of certain EDENOR´s receivables in relation to EMDERSA and EDELAR, to Energía Riojana S.A. (ERSA), in its capacity as purchaser and assignee, and the Government of the Province of La Rioja, in its capacity as the purchaser’s controlling shareholder. In order to meet the requirements set forth in BCBA Note referred to above, it is hereby informed that sale price of shares was AR$55,697,605 and assignment price of receivables was AR$19,543,938.-

Best regards,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 1, 2013